MOKO.mobi Limited ACN 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW, 2000, Australia Website: www.mokosocialmedia.com Email: contact@moko.mobi

May 1, 2014

Mark P. Shuman
Branch Chief – Legal
United States Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549

Re:	MOKO Social Media Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 7, 2014 CIK No. 0001496371

Dear Mr. Shuman:

We hereby provide responses to comments issued on April 24, 2014 (the “Staff’s Letter”) regarding Amendment No. 1 to the draft Registration Statement on Form F-1 (File No. 377-00505) (the “F-1”) of MOKO Social Media Limited (the “Company”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Prospectus Summary

1.                   Please revise your statement here and throughout the prospectus that the agreement with AISG is for an “initial three-year term” to clarify that this agreement is terminable prior to the three years under certain circumstances. Discuss the termination provisions in the agreement and the consequences to the company if the agreement is terminated early.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 1, 54, 61 and 62. As discussed with the Staff, MOKO and AISG have entered into a clarification agreement regarding the timing of the revenue threshold trigger, which has been filed as an exhibit to the amended F-1.

Use of Proceeds, page 27

2.                   We note your response to prior comment 17 that portions of the proceeds may be used for acquisitions. Please expand this section accordingly. Consider disclosing a description of the businesses or type of businesses that you may seek to acquire as part of your business strategy. Also, disclose the amounts that you intend to use, if any, for development expenditures of your platforms. It appears that development expenditures is information that should be known to the company. Finally, discuss the principal reasons for the offering. See Item 3.C.1 of Form 20-F.

COMPANY RESPONSE:

The Company respectfully notes that Item 3.C of Form 20-F states that “If the company has no specific plans for the proceeds, it should discuss the principal reasons for the offering” and believes that (i) the disclosure in the amended F-1 to the effect that “We intend to use the net proceeds from this offering for general corporate purposes” conveys the fact that it has no specific plans for the net proceeds and (ii) that the disclosure in the amended F-1 that funds may be used in connection with “hiring of additional technology staff in Australia and sales and marketing associates in the U.S. and the purchase or lease of additional technology infrastructure such as servers” conveys the purpose of the offering. While the net proceeds may potentially be used in whole or in part in acquisitions made in the future, there are no specific plans in this regard, accordingly no “brief description of such businesses” or “information on the status of the acquisitions” as required by Item 3.C may be provided.

Conventions Which Apply To This Prospectus, page 24

3.                   We note your response to prior comment 10 that you expect that Northland Capital Markets may choose to resale its securities pursuant to Rule 144. Please provide a legal analysis as to why you believe that Rule 144 is available to Northland Capital Markets, the underwriter in this offering. We note that the securities acquirable upon the exercise of the warrants are neither restricted nor held by control persons. Further, we note that Rule 144 is not available to an underwriter.

COMPANY RESPONSE:

In the Company’s response to prior comment 10, the Company noted that Northland may rely upon Rule 144 “to the extent available.” The Company has not advised Northland regarding the availability of Rule 144 regarding future resales of the securities acquirable upon the exercise of the warrants, nor has it conducted any legal analysis in this regard. The Company agrees that Rule 144 clearly states that “An investment banking firm which arranges with an issuer for the public sale of its securities is clearly an “underwriter” under that section.” There is no disclosure in the amended F-1 regarding Northland and Rule 144.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.                   Revise the disclosures for all periods reflected to present the operations of m-Buzzy as discontinued operations since it was sold in August 2013, which will be consistent with revisions made to the historical financial statements, addressed in the comments below. Further, revise your discussion to clarify the amount of revenue generated by m-Buzzy in all of the periods presented, noting it was included in the mobile social segment and what business or businesses are included in that segment as part of continuing operations. We refer you to Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

Changes in response to the Staff’s comment have been made in the amended F-1 on pages 37 and 45. Having considered the specific application of IFRS 5 Paragraphs 30-33 and for the reasons noted in the Company’s response to Comment 23 below, the Company has concluded that m-Buzzy is not deemed to represent a component of the entity to which it belongs and neither is it deemed a discontinued operation.

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The Company remains comfortable with the treatment determined and reported in its audited accounts wherein m-Buzzy is classified as correctly forming part of continuing operations and accordingly does not propose to revise audited historical financial statements or disclosures for all periods presented.

Overview, page 36

5.                   We note your revised disclosure in response to prior comment 19. Please revise your statement on page 36 that you “develop, manage and commercialize online mobile social communities” to clarify that these are your intentions given that the company has only recently completed testing on one platform and are in the “very early stages” of development for the remaining two platforms. Also, state the minimum amounts you believe will be required for development of your platforms. We note your disclosure on page 39 that development expenditure will be necessary in advance of commercialization and the realization of new revenue and cash inflows.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 36.

Corporate History and Operating Segment Evolution, page 36

6.                   Please expand your disclosure on the social business line to explain how revenue was generated, e.g. through user subscriptions to access the networks or chat products. Also explain that, if true, m-Buzzy accounted for the majority of the revenue in this segment but was sold in August 2013 and therefore reflected as discontinued for all periods presented. Further, note that the MOKO Chat and Share, if true, is the only continuing operations within this business line, and explain how it generates revenue. We refer you to Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 36 and 37. The Company respectfully notes for the Staff that m-Buzzy did not account for a majority of the revenue in the Company’s social segment and therefore no disclosure to that effect has been added to the amended F-1.

7.                   We note your revised disclosures here regarding advertising. Please further revise to explain what traffic brokering is as well as host and post services to mobile affiliated publishers and advertisers.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 37. The Company notes for the Staff’s benefit that (a) references to ‘traffic brokering’ have been clarified as ‘re-brokering advertising offers’ and (b) legacy references to ‘host and post’ services have been removed.

Mobile Advertising, page 38

8.                   We note your revised disclosure here regarding how mobile advertising is changing and what is expected in the future. Please further clarify these disclosures specific to the following:

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●     You state that the mobile advertising business has rapidly evolved into programmatic buying (automatic inventory fill by algorithm based platforms) and less direct buying relationships. Please explain what this means in terms of who your customers are, who you are buying from and how the programmatic buying works.

●     You state that you will monetize Mobile Applications and Mobile Application Traffic. Please explain how you will monetize both of these applications, e.g., through the sale of mobile applications or through the sale of advertising on/in mobile applications. Further, please clarify what you mean that these operations will include the re-positioned affiliate marketing arbitrage and host and post revenue streams focus on mobile applications.

●     You state on page 44 that OfferMobi will be a service provider to Customized Mobile Social Advertising projects such as REC*IT. Please explain what services they would be providing and whether they would be generating any revenue from third parties as a service provider.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 38 and 39. We note for the Staff management’s expectation that the Company will be monetizing mobile Apps through the sale of advertising and that the effect of Programmatic Buying will benefit MOKO in “non-direct” brand relationships as MOKO plans to enable advertisers to reach its Apps and other advertising inventory through registration on Ad exchanges that have Programmatic Buying rather than through long-term buying arrangements.

Also, please note that the Company confirms that all references to ‘traffic brokering’ should be considered ‘re-brokering’ and that we are no longer involved with host and post services. In addition, we plan for OfferMobi to be selling the advertising space available in the Apps being built by the Customized Mobile Social Advertising projects such as REC*IT and that it will continue to monetize Apps of third parties as it currently does today -- accordingly no changes to the disclosure would appear necessary.

9.                   We note your revised disclosures in response to prior comment 25. With regards to mobile advertising, please clarify here when you expect to achieve profitability or that you do not know when you will achieve profitability. Also, with regards to mobile commerce on page 39, please clarify what is expected to be lower in the second half of the 2014 fiscal year to June 30, 2014 due to the Christmas shopping season and state whether or when you anticipate achieving profitability. We refer you to Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 39.

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Results of Operations, page 41

10.               Please revise the disclosure to discuss the ongoing operations and the businesses that have not been discontinued first before discussing the impact of the discontinued operations. In this regard, we note that the continuing operations that have generated revenues in 2012 and 2013 are OfferMobi within the Mobile Advertising segment and MOKO Chat and Share within the Mobile Social operating segment. It appears that you should focus the discussion on the underlying events that impacted the revenues and expenses in the Mobile Advertising segment and the Mobile Social operating segment first before discussing your plans to launch the customized mobile social community platforms.

COMPANY RESPONSE:

Changes in response to the Staff’s comments regarding the focus on underlying events impacting revenues and expenses before discussing future plans have been made in the amended F-1 on page 42. As the period-over-period Results of Operations narration only includes a discussion of continuing operations (as noted therein) no change is proposed to the F-1 in this regard.

Comparison of Six Months Ended December 31, 2013 to Six Months Ended December 31, 2012 for continuing operations, page 44

11.               Please refer to prior comment 29 and tell us what consideration you have given to quantifying the increase in sales volume and the average revenue per user which you attribute to the increased revenue in the Mobile Commerce segment for the six months ended December 31, 2013. Please explain the sources of revenue in the Mobile Commerce segment from which you generated revenue in 2012 and 2013 other than from Deals I Love (Australia) Pty Ltd which you acquired on July 1, 2013.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 45 and 46.

Liquidity, Financial Position, and Capital Resources, page 47

12.               We note your response to prior comment 30 that you have sufficient capital resources for the next 12 months taking into account the recently completed share placement on April 4, 2013, cash reserves, and the proceeds of this offering. Please include such disclosure in the prospectus.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 48.

13.               Please refer to prior comment 31 and discuss the potential consequences to the company if shareholder approval is not obtained for the proposed placement of the 38.1 million ordinary shares for $8 million that you announced on February 21, 2014. We note that the disclosure on page II-1 of your registration statement indicates that shareholder approval is still pending.

COMPANY RESPONSE:

Changes in response to the Staff’s comments to conform such disclosure have been made in the amended F-1 on page II-1.

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Critical Accounting Estimates and Judgments

Goodwill and other indefinite life intangible assets, page 52

14.               We note that as a result of your impairment test, you determined that no impairment charge to goodwill related to your Mobile Advertising cash-generating unit was required. To the extent that the unit is at risk of impairment because the recoverable amount of the unit is not substantially in excess of its carrying value, please also provide the following information:

●	The percentage by which recoverable amount exceeded carrying value as of the most recent impairment test;
●	A description of the methods and key assumptions used and how the key assumptions were determined and that, as noted in your response to prior comment 45, the calculations used to determine the recoverable amounts of the Mobile Advertising cash-generating units include projected cash inflows for REC*IT and subsequent customized mobile social advertising contracts, from which no revenue or cash flows have been generated to date;
●	An analysis of the degree of uncertainty associated with your assumptions; and
●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view the Mobile Advertising cash-generating unit is not at risk please disclose that fact.

COMPANY RESPONSE:

We confirm that the recoverable amount of the Mobile Advertising CGU substantially exceeds the carrying value of the assets at all reported dates and as such do not consider the Mobile Advertising cash-generating unit to be at risk of impairment.

We have disclosed this fact through the addition of the following sentence on page 52 of the F-1:

“All cash generating units have been deemed recoverable and not at risk.”

Business, page 54

15.               We note your response to prior comment 32 that the company is not substantially dependent upon any agreements with Rackspace which hosts your datacenters. Given your disclosure on page 12 that you rely on others to maintain reliable network systems that provide adequate speed, data capacity and security to you and your users, please explain why you believe that the agreements with Rackspace are not material to the company and should not be described in the prospectus. As part of your response, tell us what consideration you have given to discussing the number of data centers you use, the size of those facilities, and the termination dates of the agreements with those centers.

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COMPANY RESPONSE:

The Company believes that the commoditized nature of the services provided by Rackspace results in its ordinary course of business agreements with Rackspace not being such as upon which the business of the Company is substantially dependent. Whether the services were to be provided by Rackspace or another industry provider, we would still include a risk factor regarding the reliance on facilities provided by others, but this does not create a business dependency on one particular company in the manner suggested by the Staff’s comment. We note the disclosure in the Registration Statement on F-1 (File No. 333-194589) filed by Weibo Corporation stating “Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers” but it appears that no agreements with the telecommunication service providers were required to be filed as exhibits to the F-1 by that registrant in a situation analogous to the data center usage by the Company.

Sales, Marketing and Key Customers, page 60

16.               Please refer to prior comment 36 and revise to include a materially complete description of the rights and obligations of your partners under the agreements relating to RunHaven and Blue Street Review. For example, it is unclear what the obligations are of Bill Reifsnyder, Gail Hughes, Virtual Roster and ProVentures and what each party is entitled to receive. Explain whether each party shares in the profits of the business or has obligations to fund its capital needs. Expand the disclosure regarding the revenue sharing arrangement to clarify the “minority share” to which your partners are entitled. Disclose in the prospectus summary that the agreements with your partners provide for revenue-sharing arrangements.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 62 and 63. The Company has respectfully declined to specify the exact amount of the revenue sharing arrangements due to fact that Form F-1 contains no disclosure requirement in this regard taken together with the competitive concerns identified in its request for confidential treatment filed separately with the Staff. The Company believes that the level of detail regarding the precise amount of revenue sharing with each business partner is not material to investors, who are assured that at least 50% of the revenues of each of the new platforms will accrue to their benefit -- particularly as the public disclosure of such figures could lead the parties to express dissatisfaction and seek to renegotiate their own sharing arrangements in a “most favored nation” manner, which would lead to the revenue benefiting the investors in the offering being lowered with each such renegotiation. The Company notes that the technology registrant Gogo Inc. disclosed in its public filings (File No. 333-178727) having entered into multiple revenue sharing arrangements as part of its inflight service business, but that no public disclosure was made regarding the specific competitive sharing arrangements, presumably due to the same concerns as noted by the Company above.

Management, page 66

17.               Please revise the chart on page 66 to reflect all of the positions in which your executive officers and directors serve. For example, it appears that Greg McCann, the Chairman and non-executive director, serves as your principal accounting and principal financial officer based on the signature page.

COMPANY RESPONSE:

The Company notes that the chart referenced does include all corporate titles held by the members of management listed therein. The reference on the signature page is to conform to the requirements of Form F-1.

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Underwriting, page 103

18.               You state on page 103-104 that Northland Capital Markets “may not waive or terminate this right of first refusal more than once in consideration of any payment or fee.” Please clarify the terms of the agreement and tell us the specific FINRA rule to which you refer.

COMPANY RESPONSE:

The agreement provides that Northland Capital Markets may not waive or terminate this right of first refusal more than once in consideration of any payment or fee consistent with the provisions of FINRA Rule 5110(f)(2)(F)(II). Changes in response to the Staff’s comments have been made in the amended F-1 on page 104.

Notes to the Financial Statements

Note 1: Significant accounting policies

Reporting entity, page F-7

19.               We note your revised disclosure. Please further revise to briefly note how the Mobile Social business line generated revenue, e.g. through the sale of subscriptions to the networks and chat products. Also regarding Mobile Content, please clarify that this business line is reflected as discontinued operations in all periods presented.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-7. Regarding mobile content, we respectfully note the existing disclosure on pages 37, 42, F-25, F-61 and F-62. While the vast majority of the Mobile Content segment results are from the AMH Group (96% of segment revenue for fiscal 2013 and 100% for fiscal 2012) which are reported as discontinued operations in all periods presented, the other 4% of Revenues for the 2013 fiscal year (2012: 0%) are from All Night Media Limited (ANM) (2012: nil). The ANM business operations ceased in the September 2013 quarter and the Company has abandoned this business, which the Company believes is sufficiently noted for the reader in the amended F-1.

Revenue and other income, page F-10

20.               We note your revised disclosures on page F-10. Please further revise to explain how you generate revenue from customers engaged in your mobile social networks or using your community or chat products, such as through subscriptions that allow users access to the products over a certain period of time, or through usage fees where a user is charged each time the products or websites are accessed. If through subscriptions, explain the typical terms of the subscription and how revenue is recognized over the subscription period. Also disclose how you recognize revenue for mobile advertising, specific to traffic brokering and host and post services to mobile and affiliated publishers and advertisers as noted on page F-7 including, who your customers are, what traffic brokering is, and when and how you recognize revenue related to your host and post services.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages F-10 and F-11.

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Note 33: Discontinued Operations, page F-54

21.               We note your additional disclosure in response to prior comment 48. You state the Loss on disposal before income tax expense of $761,020 on page F-54 excludes a tax benefit of $205,097. Then you note that the $205,097 tax liability is excluded in table (e) on page F-55 in the net assets disposed of in AMH Group and therefore excluded from the loss on disposal before income tax expense of $966,117. If the tax amount is not included in either the $761,020 on page F-54 or the $966,117 on page F-55, it is unclear to us why these amounts do not equal. Please further explain this discrepancy to us or revise your disclosures.

COMPANY RESPONSE:

Changes in response to the Staff’s comments to reconcile the discrepancy have been made in the amended F-1 on pages F-54 and F-55. To avoid confusion in relation to the apparent inconsistency in the disclosures in Note 33(b) and Note 33(e), the Company has amended the disclosures to reflect the inclusion in the disposed group, of the external liability of $205,097 that was assumed by MOKO Social Media Limited on disposal.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-60

22.               We note your revised disclosure in response to prior comment 49. Please revise further to specifically state how you generate revenue from the sale of goods. In this regard, explain whether you recognize revenue equal to the amount the customer pays for the good purchased. If so, please tell us when the company takes possession and has the related risks and rewards of ownership of the products sold. If the company only recognizes revenue equal to a portion of the amount paid by the customer or some other amount, please disclose what that amount is, how it is determined, how often it is received, e.g. weekly or monthly, and what it represents, e.g. a fee paid by merchants based on the amount of product sold through the company’s website. Also tell us whether users have to become members of the website to make purchases and if so, whether they have to pay a membership fee. If a membership fee is paid, please disclose that as well and note how you account for such fees. Please cite the accounting guidance followed.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-60. The Company supplementally informs the Staff that it recognizes revenue equal to the value paid by customers less statutory goods and services tax which is levied on the sale of goods and is remitted to the Australian Taxation Office each quarter and does not recognize revenue as any other portion of the amount paid by customers, or anyone else such as merchants. In this regard, users do not have to become Company ‘members’ per se, although they are required to register to transact through the Company’s website. No fees are paid as part of the registration process.

The Company typically orders goods in arrears of receiving customer payments for the purchase of goods. In some cases, we take possession of goods before they are dispatched to customers and in others goods are shipped direct from suppliers to customers. The revenue recognition delay from the time of a customer’s order to when they take delivery of the goods and the risks and rewards are deemed to have transferred to the customer varies from a number of days to a number of weeks and typically depends on whether goods are supplied to customers domestically or internationally.

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Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 2: Segment Information, F-60

23.               We note your response to our prior comment 50 where you state that no decision had been taken to discontinue operating m-Buzzy at June 30, 2013. However, you do disclose that on August 24, 2013, you sold m-Buzzy and therefore this appears to be a component of your business that was disposed of during the six months ended December 31, 2013. As a result, paragraphs 32-33 of IFRS 5 would apply and you would present the operations of m-Buzzy as discontinued during the six months ended December 31, 2013. Further in compliance with paragraph 34, you should re-present the disclosures in paragraph 33 for all periods presented in the financial statements, which would include the six months ended December 31, 2012 as well as the years ended June 30, 2013 and June 30, 2012. Please revise all periods presented accordingly and include the other required disclosures in IFRS 5.

COMPANY RESPONSE:

The Company has considered IFRS 5 and the specific application of Paragraphs 30-34 to consider whether the post balance sheet date disposal of m-Buzzy deemed it as a component and therefore required the disclosures and representations mandated in Paragraphs 33 and 34.

Per Paragraph 31, for m-Buzzy to be a component of MOKO Social Media Limited while in use, its cash flows and operations would need to have been clearly distinguished from the rest of the entity, that is, it will have been a cash generating unit while being held for use. This was not the case as the Company notes m-Buzzy had largely inseparable cash flows and operations as part of Moko’s Mobile Social cash-generating unit while being held for use and on this basis management determines that m-Buzzy does not represent a component of Moko Social Media Limited.

Further, the Company notes that even if m-Buzzy was deemed a component of Moko Social Media Limited, that it would not be determined as a discontinued operation merely as a result of being disposed, as it fails each of the 3 test requirements of Para 32 (a), (b) and (c), as follows:

(a)     m-Buzzy never represented a major line of business or geographical area of operations

Its contribution to the revenues of the mobile social segment were minor in all reported periods and it represented one of a number of products generating revenue in the Australian geography.

The following table shows the revenues of m-Buzzy relative to the Mobile Social operating segment and consolidated continuing group results for all periods reported.

	6 months Dec 31, 2013			12 months Jun 30, 2013			12 months Jun 30, 2012
A$ m	m-Buzzy	M Social	Group	m-Buzzy	M Social	Group	m-Buzzy	M Social	Group
Revenue	$0.008	$0.401	$4.166	$0.080	$1.252	$6.021	$0.291	$1.722	$1.722
% of M Social	1.995%	100.000%	n/a	6.390%	100.000%	n/a	16.899%	100.000%	n/a
% of Group	0.192%	9.625%	100.000%	1.329%	20.794%	100.000%	16.899%	100.000%	100.000%

(b)     m-Buzzy was not part of a single co-ordinated plan to dispose of a separate line of business, or geographical area of operations, as the Australian geography continues to operate the mobile social line of business via ‘MOKO Chat and Share’ which has no plans to stop; and

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(c)     m-Buzzy was not a subsidiary acquired with a view to re-sale, indeed it was not a subsidiary but a collection of assets that was able to be bolted onto MOKO’s existing mobile social platform and IT infrastructure.

Accordingly, the Company maintains its view that m-Buzzy does not represent discontinued operations and accordingly the presentation and disclosure requirements of Paragraphs 33 and 34 have no application. m-Buzzy results are correctly treated as part of continuing operations for all periods presented and accordingly, the Company does not propose any changes to the existing audited consolidated financial statements and other financial disclosures on this in the F-1.

Exhibits

24.               In response to prior comment 53, you state that you do not believe that the agreements with Jimmy Williams and Gail Hughes relating to Blue Street Review and RunHaven, respectively, are required to be filed. Please provide a legal analysis for why you believe these agreements are not required to be filed under Item 601(b)(10)(B) of Regulation S-K. It appears that these are material contracts to develop and operate social media platforms on which your current business strategy is based.

COMPANY RESPONSE:

The Company notes that Item 8 of Form F-1 requires that exhibits be furnished as required by Item 601 of Regulation S-K. Item 601(10) of Regulation S-K requires that “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” be filed as an exhibit, provided that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories , in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.”

In view of the foregoing requirements, neither the agreement with Jimmy Williams relating to Blue Nation Review or with Gail Hughes relating to RunHaven falls into one of the four categories (although each involves a trade name, neither trade name is one upon which the registrant’s business depends to a material extent) and both are such as ordinarily accompanies the kind of business conducted by the Company. Accordingly, the Company believes that neither agreement needs to be filed as an exhibit to the amended F-1.

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25.               In response to prior comment 54, you state that you do not believe that the asset purchase agreement with OfferMobi nor the acquisition agreement for the controlling share interest in Deals-I-Love (Australia) Pty Limited are not required to be filed. Please provide a legal analysis and discuss the relevant facts to support your belief that these agreements are not required to be filed under Item 601 of Regulation S-K. We note that the total maximum consideration of OfferMobi was $5 million which would make this a material acquisition. Further, given your controlling interesting in Deals-I-Love (Australia) Pty Limited and your continuing relationship with minority holder, the acquisition agreement appears material and should be filed as an exhibit. Tell us, with a view toward disclosure as requested in prior comment 13, whether the minority interest is held by an affiliate.

COMPANY RESPONSE:

The Company notes that Item 8 of Form F-1 requires that exhibits be furnished as required by Item 601 of Regulation S-K. Item 601(2) of Regulation S-K requires that “Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the statement or report” be filed as an exhibit. The Deals-I-Love (Australia) Pty Limited (“DIL”) acquisition was not material to the Company, as it was acquired for A$40,000 and the Company’s share of DIL’s total assets represented 6% of its consolidated total at the time. The Company confirms that the minority interest in DIL is not held by an affiliate of the Company. The agreement pursuant to which OfferMobi was acquired has been filed as requested by the Staff.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

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